UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3*)

Evolution Petroleum Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

30049A107

(CUSIP Number)

Kelly Loyd

10,000 Memorial Drive, Suite 550

Houston, Texas 77024

(713) 579-2621

with a copy to:

Timothy T. Samson

Thompson & Knight LLP

333 Clay Street, Suite 3300

Houston, Texas 77002

(713) 654-8111

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2012

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS:
John Lovoi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States Citizen

	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,053,800
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

		5,053,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,053,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.5%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
IN

 1 Based on 28,840,163 shares of common stock issued and outstanding as of September 11, 2012, as disclosed in the Annual Report of Evolution Petroleum Corp. on Form 10-K for the fiscal year ended June 30, 2012, filed with the SEC on September 13, 2012.

1	NAMES OF REPORTING PERSONS:
Belridge Energy Advisors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,969,510
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

		1,969,510

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,969,510
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.8%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

2 Based on 28,840,163 shares of common stock issued and outstanding as of September 11, 2012, as disclosed in the Annual Report of Evolution Petroleum Corp. on Form 10-K for the fiscal year ended June 30, 2012, filed with the SEC on September 13, 2012.

1	NAMES OF REPORTING PERSONS:
Asklepios Energy Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		105,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

		105,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

105,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.4%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

3 Based on 28,840,163 shares of common stock issued and outstanding as of September 11, 2012, as disclosed in the Annual Report of Evolution Petroleum Corp. on Form 10-K for the fiscal year ended June 30, 2012, filed with the SEC on September 13, 2012.

1	NAMES OF REPORTING PERSONS:
Navitas Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,403,158
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

		1,403,158

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,403,158
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.9%[4]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

4 Based on 28,840,163 shares of common stock issued and outstanding as of September 11, 2012, as disclosed in the Annual Report of Evolution Petroleum Corp. on Form 10-K for the fiscal year ended June 30, 2012, filed with the SEC on September 13, 2012.

1	NAMES OF REPORTING PERSONS:
Navitas Fund (QP) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		175,274
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

		175,274

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

175,274
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.6%[5]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

5 Based on 28,840,163 shares of common stock issued and outstanding as of September 11, 2012, as disclosed in the Annual Report of Evolution Petroleum Corp. on Form 10-K for the fiscal year ended June 30, 2012, filed with the SEC on September 13, 2012.

1	NAMES OF REPORTING PERSONS:
Luxiver, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,120,998
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

		1,120,998

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,120,998
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.9%[6]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
PN

6 Based on 28,840,163 shares of common stock issued and outstanding as of September 11, 2012, as disclosed in the Annual Report of Evolution Petroleum Corp. on Form 10-K for the fiscal year ended June 30, 2012, filed with the SEC on September 13, 2012.

1	NAMES OF REPORTING PERSONS:
JVL Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		279,860
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

		279,860

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

279,860
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.0%[7]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
PN

7 Based on 28,840,163 shares of common stock issued and outstanding as of September 11, 2012, as disclosed in the Annual Report of Evolution Petroleum Corp. on Form 10-K for the fiscal year ended June 30, 2012, filed with the SEC on September 13, 2012.

This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") is being filed with respect to the common stock, par value $0.001 per share (the "Evolution Common Stock"), of Evolution Petroleum Corp., a Nevada corporation ("Evolution"), to amend the Schedule 13D filed on November 3, 2008 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed on July 14, 2009 ("Amendment No. 1") and Amendment No. 2 to the Original Schedule 13D filed on November 18, 2011 (“Amendment No. 2,” and collectively with the Original Schedule 13D and Amendment No. 1, the "Schedule 13D"), and is being filed on behalf of Mr. John V. Lovoi, Belridge Energy Advisors, LP, Asklepios Energy Fund, LP, Navitas Fund LP, Navitas Fund (QP), LP, Luxiver, LP and JVL Partners, LP (collectively, the "Reporting Persons" and each a "Reporting Person"). This Amendment No. 3 is being filed to add Asklepios Energy Fund, LP and JVL Partners, LP to the Schedule 13D, to remove JVL Global Energy (QP), LP ("JVL QP") from the Schedule 13D and to update the beneficial ownership of the Reporting Persons hereto. Since the filing of Amendment No. 2, Mr. Lovoi has formed Asklepios Energy Fund, LP and caused Navitas Fund LP to transfer 100,000 shares of Evolution Common Stock to Asklepios Energy Fund, LP. As a result, Asklepios Energy Fund, LP has been added to the Schedule 13D as a beneficial owner of shares of Evolution Common Stock and the number of shares of Evolution Common Stock held by Navitas Fund LP has decreased by this amount. Additionally, the Schedule 13D previously reported that JVL QP held 689,568 shares of Evolution Common Stock. Effective as of December 9, 2011, JVL QP was terminated and its affairs were wound up. Accordingly, the shares of Evolution Common Stock formerly held by JVL QP were distributed to Luxiver, LP and JVL Partners, LP, as the partners of JVL QP. As a result, the number of shares of Evolution Common Stock held by Luxiver, LP was increased to reflect this distribution and JVL Partners, LP has been added to the Schedule 13D as a beneficial holder of shares of Evolution Common Stock. This Amendment No. 3 also reflects transactions effected by the Reporting Persons hereto in Evolution Common Stock since the filing of Amendment No. 2.

Except as provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not defined have the meanings ascribed to them in the Schedule 13D.

Item 1.  Security and Issuer.

No modification is made to Item 1 of the Schedule 13D.

Item 2.  Identity and Background.

The information in Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a)	This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934 (the "Act"), as amended:

(i)	John V. Lovoi, a citizen of the United States of America;

(ii)	Belridge Energy Advisors, LP, a Delaware limited partnership ("Belridge");

(iii)	Asklepios Energy Fund, LP, a Texas limited partnership ("Asklepios");

(iv)	Navitas Fund LP, a Texas limited partnership ("Navitas");

(v)	Navitas Fund (QP) LP, a Texas limited partnership ("Navitas QP");

(vi)	Luxiver, LP, a Delaware limited partnership ("Luxiver"); and

(vii)	JVL Partners, LP, a Texas limited partnership (“JVL Partners”).

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the general partners of certain of the Reporting Persons and the controlling persons of such general partners is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(b)	The address of the principal business office of each of the Reporting Persons is as follows:

John V. Lovoi	10,000 Memorial Drive, Suite 550
Houston, Texas 77024

Belridge	1229 Burlingame Avenue, Suite 205
Burlingame, California 94010

Asklepios	10,000 Memorial Drive, Suite 550
Houston, Texas 77024

Navitas	10,000 Memorial Drive, Suite 550
Houston, Texas 77024

Navitas QP	10,000 Memorial Drive, Suite 550
Houston, Texas 77024

Luxiver	10,000 Memorial Drive, Suite 550
Houston, Texas 77024

JVL Partners	10,000 Memorial Drive, Suite 550
Houston, Texas 77024

(c)	(i)	Mr. Lovoi is a managing member of each of JVL Advisors, L.L.C., Peninsula – JVL Capital Advisers, LLC and Lobo Baya, LLC, each of which is the controlling entity of various investment funds. His employment is conducted at 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

(ii)	Belridge's business activities consist primarily of private investment in oil and gas related opportunities.

(iii)	Asklepios' business activities consist primarily of private investment in oil and gas related opportunities.

(iv)	Navitas's business activities consist primarily of private investment in oil and gas related opportunities.

(v)	Navitas QP's business activities consist primarily of private investment in oil and gas related opportunities.

(vi)	Luxiver's business activities consist primarily of private investment in oil and gas related opportunities.

(vii)	JVL Partners' business activities consist primarily of private investment in oil and gas related opportunities.

(d) – (e)	None of the Reporting Persons nor, to the best of any Reporting Person's knowledge, their respective controlling entities and/or persons listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The information in Item 3 of the Schedule 13D is hereby amended to add the following paragraph:

Between November 21, 2011 and September 28, 2012, Luxiver, LP purchased 55,064 shares of Evolution Common Stock and Asklepios Energy Fund, LP purchased 5,000 shares of Evolution Common Stock for approximately $386,774.15 and $40,850, respectively. In each case, these shares were acquired with partnership funds and working capital.

Item 4.  Purpose of Transaction.

The information in Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

Each of Belridge Energy Advisors, LP, Asklepios Energy Fund, LP, Navitas Fund LP, Navitas Fund (QP), LP, Luxiver, LP and JVL Partners, LP holds its respective shares of Evolution Common Stock for investment purposes.

Each of the aforementioned limited partnerships intends to monitor and evaluate its investment in Evolution in light of pertinent factors, including market conditions, Evolution's performance and prospects, the trading price of the Evolution Common Stock, conditions in Evolution's industry and general economic conditions. Each of these limited partnerships may make additional purchases of Evolution Common Stock in the future through market transactions or otherwise, maintain its current investment or dispose of all or a portion of the Evolution Common Stock that it may hereafter acquire.

Except as set forth above, neither Mr. Lovoi nor any of the aforementioned limited partnerships has present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) though (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer:

The information in Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a) – (b)	The percent of class provided for each Reporting Person below is made in accordance with Rule 13d-3(d) of the Act and is based on 28,840,163 shares of Evolution Common Stock outstanding, which is the total number of shares of Evolution Common Stock outstanding as of September 11, 2012, as reported in Evolution's Annual Report on Form 10-K for the fiscal year ended June 30, 2012, as filed with the Securities and Exchange Commission on September 13, 2012.

(i)	John V. Lovoi does not directly own any shares of Evolution Common Stock. As described on Schedule A hereto, Mr. Lovoi is a managing member of the ultimate controlling entity of each of Belridge, JVL QP, Navitas, Navitas QP and Luxiver, and thus beneficially owns, and may be deemed to possess shared voting and dispositive powers with respect to, 5,053,800 shares of Evolution Common Stock collectively held by these entities, representing approximately 17.5% of Evolution's issued and outstanding shares of Evolution Common Stock.

(ii)	Belridge is the sole owner of, and has the sole power to vote and dispose of, 1,969,510 shares of Evolution Common Stock (6.8%).

(iii)	Asklepios is the sole owner of, and has the sole power to vote and dispose of, 105,000 shares of Evolution Common Stock (0.4%).

(iv)	Navitas is the sole owner of, and has the sole power to vote and dispose of, 1,403,158 shares of Evolution Common Stock (4.9%).

(v)	Navitas QP is the sole owner of, and has the sole power to vote and dispose of, 175,274 shares of Evolution Common Stock (0.6%).

(vi)	Luxiver is the sole owner of, and has the sole power to vote and dispose of, 1,120,998 shares of Evolution Common Stock (3.9%).

(vii)	JVL Partners is the sole owner of, and has the sole power to vote and dispose of, 279,860 shares of Evolution Common Stock (1.0%).

The information provided on the cover pages with respect to the beneficial ownership of each of the Reporting Persons is incorporated herein by reference. The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.

(c)	Except as set forth in Item 3 to this Amendment No. 3 or otherwise referred to or incorporated herein, the Reporting Persons have not effected any transactions in Evolution Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No modification is made to Item 6 of the Schedule 13D.

Item 7. Material to be filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, by and among John V. Lovoi, Belridge Energy Advisors, LP, Asklepios Energy Fund, LP, Navitas Fund LP, Navitas Fund (QP), LP, Luxiver, LP and JVL Partners, LP, dated October 29, 2012.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2012

/s/ John V. Lovoi
John V. Lovoi

Belridge Energy Advisors, LP
By:	Peninsula - JVL Capital Advisors, LLC
Its General Partner

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

Asklepios Energy Fund, LP
By:	Asklepios Energy GP, LP
Its General Partner
By:	JVL Advisors, L.L.C.
Its General Partner

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

Navitas Fund LP
By:	JVL Partners, LP
Its General Partner
By:	JVL Advisors, L.L.C.
Its General Partner

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

Navitas Fund (QP), LP
By:	JVL Partners, LP
Its General Partner
By:	JVL Advisors, L.L.C.
Its General Partner

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

Luxiver, LP
By:	LB Luxiver GP, LP
Its General Partner
By:	LB Luxiver, LLC
Its General Partner
By:	Lobo Baya, LLC
Its Sole Member

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

JVL Partners, LP
By:	JVL Advisors, L.L.C.
Its General Partner

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

SCHEDULE A

The general partner of Belridge Energy Advisors, LP is Peninsula – JVL Capital Advisors, LLC. The following individuals are managing members of Peninsula – JVL Capital Advisors, LLC: John V. Lovoi and Scott Bedford. Such individuals expressly disclaim any beneficial ownership in the Evolution Common Stock, except to the extent of their pecuniary interests therein. The business address for Mr. Lovoi is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024. The business address for Mr. Bedford is 1229 Burlingame Avenue, Suite 205, Burlingame, California 94010.

The general partner of Asklepios Energy Fund, LP is Asklepios Energy GP, LP. The general partner of Asklepios Energy GP, LP is JVL Advisors, L.L.C. John V. Lovoi is the sole managing member of JVL Advisors, L.L.C. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Navitas Fund LP is JVL Partners, LP. The general partner of JVL Partners, LP is JVL Advisors, L.L.C. John V. Lovoi is the sole managing member of JVL Advisors, L.L.C. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Navitas Fund (QP), LP is JVL Partners, LP. The general partner of JVL Partners, LP is JVL Advisors, L.L.C. John V. Lovoi is the sole managing member of JVL Advisors, L.L.C. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Luxiver, LP is LB Luxiver GP, LP. The general partner of LB Luxiver GP, LP is LB Luxiver, LLC. The sole managing member of LB Luxiver, LLC is Lobo Baya, LLC. The following individuals are the managing members of Lobo Baya, LLC: John V. Lovoi, Paul B. Loyd, Jr., Michael Raleigh, Norbert Csaszar, Kelly Loyd and Derek Michaelis. Such individuals expressly disclaim any beneficial ownership in the Evolution Common Stock, except to the extent of their pecuniary interests therein. The business address of such individuals is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of JVL Partners, LP is JVL Advisors, L.L.C. John V. Lovoi is the sole managing member of JVL Advisors, L.L.C. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, by and among John V. Lovoi, Belridge Energy Advisors, LP, Asklepios Energy Fund, LP, Navitas Fund LP, Navitas Fund (QP), LP, Luxiver, LP and JVL Partners, LP, dated October 29, 2012.